Exhibit 4.23
Certain identified information in this document has been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Such redacted information is indicated by [***]. Such redacted information has been excluded from this document because it is both not material and is the type that Azul S.A. treats as private or confidential.
WARRANT AGREEMENT
THIS WARRANT AGREEMENT (this “Agreement”), dated as of February 17, 2026, is by and among Azul S.A., a Brazilian corporation (sociedade anônima) (the “Company”), United Airlines, Inc. (“United”), and the undersigned Additional Investment Holders (each individually, an “Additional Investment Holder” and, collectively, the “Additional Investment Holders”).
WHEREAS, on May 28, 2025, the Company and its affiliated debtors (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under the Case No. 25-11176 (SHL);
WHEREAS, on December 10, 2025, the Debtors filed the second amended Joint Chapter 11 Plan of Reorganization of Azul S.A. and its Debtor Affiliates [ECF No. 1031] (as amended or supplemented from time to time, the “Plan of Reorganization”);
WHEREAS, on December 19, 2025, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law, and Order (I) Confirming the Joint Chapter 11 Plan of Reorganization of Azul S.A. and its Debtor Affiliates and (II) Granting Related Relief [ECF No. 1090] (the “Confirmation Order”) confirming the Plan of Reorganization;
WHEREAS, the Plan of Reorganization and the Restructuring Transactions (as defined in the Plan of Reorganization) contemplate the issuance of common shares, no par value, of the Company (the “Common Shares”), including through an equity rights offering (“ERO”) of certain Common Shares on the terms and conditions set forth in the Plan of Reorganization and other applicable documents and agreements;
WHEREAS, the Company and American have entered into that certain Amended and Restated Equity Investment Agreement and that certain Warrant Agreement, each dated as of February 17, 2026, pursuant to which, among other things, American has committed to make certain strategic investments in the Company in the form of warrants exercisable thereunder upon the satisfaction of certain conditions (the “American Warrants”);
WHEREAS, the Company and United have entered into that certain Amended and Restated Equity Investment Agreement, dated as of February 17, 2026, pursuant to which, among other things, United has committed to make certain strategic investments in the Company in connection with the Restructuring Transactions and the ERO;

WHEREAS, the Company and the Additional Investment Holders have entered into that certain Additional Equity Investment Agreement, dated as of February 17, 2026, pursuant to which, among other things, the Additional Investment Holders have committed to make certain investments in the Company in connection with the Restructuring Transactions and the ERO;
WHEREAS, pursuant to the terms hereof, among other things, (i) United has committed to subscribe hereunder for warrants (bônus de subscrição) (the “United Warrants”) and (ii) the Additional Investment Holders have committed to subscribe hereunder for warrants (bônus de subscrição) (the “Additional Investment Warrants,” and together with the United Warrants, the “Warrants”), in each case, in the form of Schedule 1 hereto and exercisable into the number of Common Shares set forth next to such Initial Holder’s name in Exhibit A, as such numbers may be adjusted from time to time pursuant to Article IV hereof;
WHEREAS, the Company will grant preemptive rights to its existing shareholders, pursuant to the Brazilian Law No. 6,404/76 (“Brazilian Corporations Law”), which, upon exercise, will entitle each shareholder the right to purchase a certain number of additional Warrants, based on their pro rata equity stake in the Company’s share capital;
WHEREAS, upon the expiration of the Exercise Period, the Warrants shall be terminated
WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company and the Holders of the Warrants; and
WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when issued, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.
NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:
ARTICLE I.

DEFINITIONS
Section 1.1.Definition of Terms. Capitalized terms not defined herein shall have the respective meanings set forth in the Plan of Reorganization. As used in this Agreement, the following capitalized terms shall have the following respective meanings:
(a)“Additional Common Shares” has the meaning set forth in Section 4.1 hereof.
(b)“Additional Investment Warrants” has the meaning set forth in the Recitals.
(c)“Adjustment Event” has the meaning set forth in Section 4.2 hereof.
(d)“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

(e)“American Warrants” has the meaning set forth in the Recitals.
(f)“Antitrust Approvals” means any notification, authorization, approval, consent, filing, application, non-objection, expiration or termination of applicable waiting period (including any extension thereof), exemption, determination of lack of jurisdiction, waiver, variance, filing, permission, qualification, registration or notification required or, if agreed between the Company and the applicable Holder (in each case, acting reasonably) advisable, under any Antitrust Laws.
(g)“Antitrust Laws” means any Law governing agreements in restraint of trade, monopolization, merger or pre-merger notification, the lessening of competition through merger or acquisition or anti-competitive conduct, including the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act and Brazilian Law No. 12,529 of 2011, as amended.
(h)“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101-1532.
(i)“Board of Directors” means the Board of Directors of the Company.
(j)“Bookkeeping Agent” means the financial institution engaged by the Company to provide securities registration services, which is currently Itaú Corretora de Valores S.A.
(k)“Business Day” means any day other than a Saturday, Sunday or any other day on which (i) the Primary Stock Exchange is closed for trading or (ii) banking institutions in New York, New York, or São Paulo, São Paulo, are authorized or obligated by Law to close.
(l)Change of Control” means, in each case, with respect to the Company and in connection with a consolidation, merger, sale of substantially all assets or similar transaction: (i) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a subdivision or combination) as a result of which all Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, consolidation or merger of the Company pursuant to which all Common Shares will be converted into cash, other securities or other property; (iii) any transaction or series of related transactions (including any reorganization, merger, consolidation, share exchange or other transaction) as a result of which any Person or "group" (within the meaning of Article 116 of the Brazilian Corporations Law) becomes the beneficial owner (directly or indirectly) of more than 50% of the voting stock of the Company (or any successor thereto; provided, however, that such a transaction in which the holders of all classes of the Company’s ordinary share capital immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction shall not be a Change of Control pursuant to clause (i), clause (ii) or this clause (iii); or (iv) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Subsidiaries; provided that, notwithstanding the forgoing, a transaction which triggers an adjustment pursuant to Sections 4.1, 4.2 or 4.3 hereof shall not be a Change of Control. For the avoidance of doubt, in no event shall any merger, consolidation, share exchange or similar transaction between the Company and Azul Linhas Aéreas Brasileiras, or between the Company and any other of the Company’s Subsidiaries, constitute a Change of Control under this Agreement. For the avoidance of doubt, the Holders shall be entitled to receive notice of a transaction that constitutes a Change of Control reasonably promptly following the public announcement of the consummation thereof, which notice shall describe in reasonable detail the material terms of such

Change of Control, including the consideration paid in connection therewith. Failure to provide such notice shall not affect the effectiveness or validity of any Change of Control.
(m)“Common Shares” has the meaning set forth in the Recitals, and shall include any successor security as a result of any recapitalization, reorganization, reclassification or similar transaction involving the Company.
(n)“Convertible Securities” means any securities (directly or indirectly) convertible into or exchangeable for Common Shares or ADSs, but excluding Options.
(o)“Creditors’ Entities” has the meaning set forth in the Plan of Reorganization.
(p)“Current Sale Price” of the Common Shares on any date of determination means:
(i)if the Common Shares are listed on the Brazilian Stock Exchange on such date, the average closing sale price per share of the Common Shares (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the trading day as of such date of determination, as reported by the Brazilian Stock Exchange.
(ii)if the Common Shares are not listed on the Brazilian Stock Exchange on such date, but on a U.S. national or regional securities exchange, the average closing sale price per Common Shares (or if no closing sale price is reported, the average of the high bid and low asked prices or, if more than one in either case, the average of the average high bid and low asked prices) for the trading day as of such date of determination, as reported in composite transactions for such securities exchange (or, if more than one, the principal securities exchange on which the Common Shares are traded);
(iii)if the Common Shares are not listed on either the Brazilian Stock Exchange or a U.S. national or regional securities exchange, the average last quoted sale price for the Common Shares (or, if no sale price is reported, the average of the high bid and low asked price for such date ) for such date of determination, in the over-the-counter market as reported by OTC Markets Group Inc. or other similar organization; or
(iv)in all other cases, as determined in good faith by the Board of Directors.
ARTICLE II.The Current Sale Price shall be determined without reference to early hours, after hours or extended market trading.
(a)“CVM” means the Brazilian Securities Commission.
(b)“Date of Issuance” has the meaning set forth in Section 2.1(a) hereof.
(c)“ERO” has the meaning set forth in the Recitals.
(d)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(e)“Exercise Date” means, as to any Holder, the date on which such Holder’s Warrants are exercised on or prior to the expiration of the Exercise Period pursuant to and in accordance with the terms and conditions described herein.

(f)“Exercise Notice” has the meaning set forth in Section 3.4(a) hereof.
(g)“Exercise Period” has the meaning set forth in Section 3.2 hereof.
(h)“Exercise Price” means USD$0.000020938828792967700 per Warrant converted into Brazilian Reais based on the PTAX as of the Business Day immediately prior to the Exercise Date; provided that, for the avoidance of doubt, as of the date hereof and prior to giving effect to any transfers of Warrants made to Permitted Transferees in accordance with the terms hereof, (i) the aggregate Exercise Price in United States dollars payable by United hereunder upon exercise of its Warrants is USD$15,000,000 and (ii) the aggregate Exercise Price in United States dollars collectively payable by the Additional Investment Holders hereunder upon exercise of their Warrants is USD$10,000,000.
(i)“Fully Diluted” means all Common Shares outstanding as of the applicable measurement date together with all Common Shares then issuable upon (i) the conversion of Convertible Securities at the then applicable conversion rate, and (ii) the exercise of any Options; provided that, for purposes of clauses (i) and (ii), (A) all conditions to the convertibility and/or exercisability of Convertible Securities and Options of the Company, shall be deemed to have been satisfied, and (B) all authorized but unissued Common Shares reserved for issuance under any equity compensation plan, employee stock purchase plan or similar plan, or reserved for issuance upon the exercise, conversion or exchange of any outstanding Options, Convertible Securities, warrants, or other rights, whether or not such shares have been granted or allocated to any specific recipient, shall be included in such calculation. For the avoidance of doubt, "Fully Diluted" shall include all Common Shares issuable upon the exercise of Options and the conversion of Convertible Securities that are outstanding or have been authorized for issuance, regardless of whether such Options or Convertible Securities have vested, are currently exercisable, or are subject to any conditions precedent to exercise or conversion.
(j)“Governmental Authority” means any (i) government, (ii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in each case, whether federal, state, local, municipal, foreign, supranational or of any other jurisdiction.
(k)“Holders” means, collectively, the Initial Holders and any Permitted Transferees thereof.
(l)“Initial Holders” means, collectively, United and the Additional Investment Holders.
(m)“Law” means all laws, statutes, rules, regulations, codes, injunctions, decrees, orders, ordinances, registration requirements, disclosure requirements and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.
(n)“Options” means any warrants or other rights or options to subscribe for or purchase Common Shares or Convertible Securities, whether or not currently exercisable, vested, or subject to any conditions to exercise, including without limitation (i) options granted pursuant to any stock option, equity incentive, or similar plan of the Company, (ii) warrants, including the GUC Warrants, (iii) phantom equity, stock appreciation rights, restricted stock units or other equity-linked awards that are payable or settleable in Common Shares, and (iv) any other contract, commitment, understanding or arrangement pursuant to which the Company is or may become obligated to issue or sell Common Shares or Convertible Securities.
(o)“Permitted Transferee” has the meaning set forth in Section 2.1(d) hereof.
(p)“Person” means any individual, firm, corporation, partnership, limited partnership, limited liability company, association, indenture trustee, organization, joint stock company, joint venture, estate, trust, governmental unit or any political subdivision thereof, or any other entity (as such term is defined in the Bankruptcy Code).
(q)“Plan Effective Date” means the occurrence of the “Effective Date” under the Plan of Reorganization.
(r)“Plan of Reorganization” has the meaning set forth in the Recitals.
(s)“Primary Stock Exchange” means the principal securities exchange or over-the-counter market on which the Common Shares are listed or traded.
(t)“Pro Rata Repurchase Offer” means any offer to purchase Common Shares by the Company or any Affiliate thereof pursuant to (i) any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other offer available to substantially all holders of Common Shares (subject to satisfaction of any conditions to participation therein such as those relating to minimum holding percentages or accredited status) to purchase or exchange their Common Shares, in the case of both (i) or (ii), whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other Person, or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a Subsidiary), or any combination thereof, effected while the Warrants are outstanding; excluding, in all cases any tender offer made to holders of fewer than one hundred Common Shares in order to reduce the number of small shareholders of record (odd lot tender offers). The “effective date” of a Pro Rata Repurchase Offer shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer which is a Pro Rata Repurchase Offer or the date of purchase with respect to any Pro Rata Repurchase Offer that is not a tender or exchange offer.
(u)“Requisite Holders” means the Holders of Warrants exercisable for a majority of the Common Shares issuable upon exercise of all Warrants then outstanding, including in all cases (i) United (for so long as United holds Warrants hereunder) and (ii) the Additional Investment Holders holding at least 66.6% of the Warrants then held by all Additional Investment Holders hereunder (for so long as any Additional Investment Holder or its Affiliates holds Warrants hereunder).
(v)“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.
(w)“Securities Act” means the Securities Act of 1933, as amended.
(x)“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company or other business entity (other than a corporation), a majority of the partnership, limited liability company or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company or other business entity gains or losses or shall be or control the general partner, the managing member or entity performing similar functions of such partnership, limited liability company or other business entity.
(y)“Transfer” means any transfer, sale, assignment or other disposition.
(z)“United Warrants” has the meaning set forth in the Recitals.
(aa)“Warrant Exercise Shares” means the number of Common Shares issuable upon the exercise of Warrants, which is subject to adjustment as set forth in Article IV.
(ab)“Warrants” has the meaning set forth in the Recitals.
Section 2.1.Rules of Construction.
(a)The singular form of any word used herein, including the terms defined in Section 1.1 hereof, shall include the plural, and vice versa. The use herein of a word of any gender shall include correlative words of all genders.
(b)Unless otherwise specified, references to Articles, Sections and other subdivisions of this Agreement are to the designated Articles, Sections and other subdivision of this Agreement as originally executed. The words “hereof,” “herein,” “hereunder” and words of similar import refer to this Agreement as a whole.
(c)References to “$” are to dollars in lawful currency of the United States of America.
(d)The Exhibits attached hereto are an integral part of this Agreement.
(e)Any reference herein to the rights or obligations of the Holders hereunder, including such references to the rights or obligations of the Additional Investment Holders, shall mean such rights or obligations severally, and not jointly and severally.
ARTICLE III.

WARRANTS
Section 3.1.Issuance of Warrants; Purchase Price.
(a)On the terms and subject to the conditions of this Agreement, as amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms, pursuant to the CVM’s applicable regulations, on the date that is two (2) Business Days following the date on which the statutory preemptive rights period as set forth in Section 2.3 herein concludes; provided that such date shall occur not more than fifty (50) days following the Plan Effective Date (such date, the “Date of Issuance”), the Company will issue the applicable Warrants to the respective Initial Holders for a total purchase price of R$ 1.00 payable to the Company by each Initial Holder; provided that, if the Company fails to cause the Warrants to be validly issued to a Initial Holder within two (2) Business Days after the Date of Issuance, then, without limiting any other rights and remedies of such Initial Holder (including specific performance), such Initial Holder’s Warrants shall be deemed issued as of the Date of Issuance for all purposes of this Agreement (including for purposes of Article IV), and the Company shall be obligated to deliver written confirmation of such issuance and update its share records (including by instructing the Brazilian Stock Exchange, as applicable) accordingly on the same day; and provided, further, that if the Warrants have not been issued within two (2) Business Days after the Date of Issuance, the affected Initial Holder shall be entitled to injunctive relief and specific performance to compel issuance, and the Company shall reimburse the such Initial Holder for its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with enforcing this Section 2.1(a). The parties acknowledge the “Date of Issuance” defined in this Section 2.1(a) is the “Date of Issuance” referenced elsewhere in this Agreement.
(b)As to each Initial Holder, the number of Common Shares issuable pursuant to exercise of such Initial Holder’s Warrants shall be the number set forth next to such Initial Holder’s name in Exhibit A, as such amount may be adjusted from time to time pursuant to Article IV hereof; provided that, for the avoidance of doubt, (i) such number shall be automatically and correspondingly adjusted pursuant to Article IV of this Agreement, and (ii) any fractional share resulting from an adjustment shall be rounded up to the nearest whole share.
(c)The Company will be required to issue additional Warrants to its existing shareholders in the event of the exercise of preemptive rights, pursuant to the Brazilian Corporations Law and Section 2.3 of this Agreement provided, however, that such additional issuance shall not affect the issuance of the required number of Warrants to the Initial Holders and the number of Common Shares issuable thereunder, as set forth in Exhibit A.
(d)Unless otherwise provided in this Agreement, the Warrants shall be issued by electronic entry registration on the books of the Company or the Bookkeeping Agent, as applicable, and consistent with the methods specified in Section 3.4(b), and, if held in the central depository, reflected in the central depository records. The Company shall cause its share records to be updated contemporaneously with such issuance and to reflect any permitted Transfer within two (2) Business Days after receipt of duly completed Transfer instructions in accordance with this Agreement. All Warrants held by the Holders shall be subject to the transfer restrictions set forth in Section 5.1, and may not be transferred, except to (i) an Affiliate of the transferring Holder or (ii) to another Holder or its Affiliates (each, a “Permitted Transferee”). Nothing in this Section 2.1(d) shall be construed to permit any transfer of Warrants other than as permitted under Section 5.1. No certificate will be issued in connection with the issuance of the Warrants. For the avoidance of doubt, references herein to the “Issuance Date” are to the “Date of Issuance” defined in Section 2.1(a).
Section 3.2.Registration and Countersignature; Evidence of Title. The title of the Warrants shall be evidenced by the deposit account statement issued by the Bookkeeping Agent or, if held in the central depository, by the statement issued in the name of the applicable Holder by the central depository.
Section 3.3.Preemptive Rights.
(a)To the maximum extent permitted by Article 77, sole paragraph, and Article 171, paragraph 3, of the Brazilian Corporations Law, the Company shall expedite the delivery of the Warrants to the Initial Holders and initiate the statutory preemptive rights relating to the issuance of the Warrants in no more than ten (10) Business Days from the date hereof, provided, in all cases, that the Company shareholders’ right to exercise their statutory preemptive rights shall be limited to a single thirty (30)-day period, with no additional periods being granted or right to receive leftovers (sobras). Following the conclusion of this preemptive rights period, the Company shall, consistent with the terms of this Agreement, issue to each Initial Holder the Warrants exercisable into the number of Common Shares set forth next to such Initial Holder’s name in Exhibit A, as such numbers may be adjusted from time to time pursuant to Article IV hereof.
(b)The Company shall have received waivers from the Creditors’ Entities of their preemptive rights for the subscription of the Warrants.
(c)The Company shall indemnify and hold harmless the Holders from and against any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with enforcing this Section 2.3.
ARTICLE IV.

TERMS AND EXERCISE OF WARRANTS
Section 4.1.Exercise Price. Each Warrant shall entitle the Holder thereof, subject to the provisions of this Agreement, the right to purchase from the Company one Common Share (subject to adjustment from time to time as provided in Article IV hereof), at the price equal to the Exercise Price. A Holder may elect to receive American Depositary Shares (“ADS”) in lieu of Common Shares upon any exercise of Warrants hereunder and such ADSs shall if applicable, be listed in accordance with the Registration and Listing Terms.
Section 4.2.Exercise Period. Warrants may be exercised by the applicable Holder (or by the applicable Holder directing the Comissário to exercise such Warrants) at any time from and after the Date of Issuance through the date that is one (1) year after the Date of Issuance (such period, the “Exercise Period”); provided, that notwithstanding anything to the contrary herein, no Holder shall exercise any Warrants it holds until Antitrust Approval applicable to such Holder’s exercise of such Warrants, if any, has been received. To the extent that a Warrant is not exercised prior to the expiration of the Exercise Period, it shall be automatically terminated with no action by any Person, and with no further rights thereunder. For the avoidance of doubt, the applicable Holders shall cease to hold the unexercised Warrants, with no action by the Holders and no further rights thereunder, as of the expiration of the Exercise Period
Section 4.3.Method of Exercise.
(a)Exercise of Warrants.
(i)In connection with the exercise of any Warrants, the Holder(s) shall deliver to the Company an exercise notice (“Exercise Notice”). The Holder(s) shall (i) surrender such Warrants for the number of Warrant Exercise Shares being exercised (which will in any case be the total amount of Warrants held by such Holder, subject to adjustment as contemplated by this Agreement), and (ii) pay the aggregate Exercise Price in United States dollars for such Warrant Exercise Shares, which such payment shall be made by wire transfer to an account specified in writing by the Company to such Holder, in immediately available funds in an amount equal to the Exercise Price in United States dollars multiplied by the number of Warrants exercised. For the avoidance of doubt, the aggregate Exercise Price in United States dollars corresponding to all Warrants issued hereunder is USD$25 million.
(ii)Upon exercise of any Warrants, the Bookkeeping Agent will as promptly as practicable, within a reasonable time period to enable the Company to meet its obligations under Section 3.4(a), deliver written notice to the Company to confirm the number of Common Shares issuable in connection with such exercise. The Company shall calculate and transmit to the Bookkeeping Agent in a written notice, and the

Bookkeeping Agent shall have no duty, responsibility or obligation to calculate, the number of Common Shares issuable in connection with any exercise.
(b)It is the understanding of the parties that the Warrants will be issued directly to and deposited with Lumen Trust Ltda. (“Comissário”), who will hold such Warrants until such time as may be directed by the applicable Holder. Upon direction from the applicable Holder, Comissário shall exercise the applicable Warrants, receive the corresponding Common Shares in its name and upon written instruction from such Holder, deposit such Common Shares into the Company’s ADS program. Any fractional number of Common Shares that does not reach the necessary number of Common Shares to form one (1) ADS shall remain with the Comissário; provided, however, that the Comissário shall be responsible for, as soon as reasonably practicable and no later than thirty (30) days following the deposit of such Common Shares into the Company’s ADS program pursuant to this Section 3.3(b), selling such Common Shares on the Primary Stock Exchange, and transferring the full proceeds of such sale, in cash, to the applicable Holder upon receipt of payment instructions from such Holder.
Section 4.4.Issuance of Common Shares.
(a)Upon the effectiveness of the exercise of Warrants pursuant to Section 3.3(a), the Company shall, subject to Section 3.5, promptly at its expense, and in no event later than ten (10) Business Days after the end of the period for the delivery of such Warrants and payment of the Exercise Price pursuant to Section 3.4(a)(i), cause to be issued as directed by the applicable Holder of such Warrants the total number of whole Common Shares for which such Warrants are being exercised (as the same may be hereafter adjusted pursuant to Article IV) registered as directed by such Holder.
(b)The applicable Warrant Exercise Shares shall be deemed to have been issued at the time at which all of the conditions to such exercise have been fulfilled, and the applicable Holder, or other person to whom such Holder shall direct the issuance thereof, shall be deemed for all purposes to have become the holder of such Warrant Exercise Shares at such time.
Section 4.5.Reservation of Shares.
(a)During the Exercise Period, as applicable, the Company shall at all times reserve and keep available out of its authorized but unissued Common Shares solely for the purpose of issuance upon the exercise of the Warrants, a number of Common Shares equal to the aggregate Warrant Exercise Shares issuable upon the exercise of all outstanding Warrants. The Company shall use commercially reasonable efforts to take all such actions as may be necessary to assure that all such Common Shares may be so issued without violating the Company’s governing documents, any agreements to which the Company is a party on the date hereof, any requirements of any securities exchange upon which ADSs may be listed or any applicable Laws. The Company shall not take any action which would cause the number of authorized but unissued Common Shares to be less than the number of such shares required to be reserved hereunder for issuance upon exercise of the Warrants with due regard to adjustments resulting from adjustments included in Article IV hereto.
(b)The Company covenants that it will take such actions as may be necessary or appropriate in order that all Warrant Exercise Shares issued upon exercise of the Warrants will, upon issuance in accordance with the terms of this Agreement, be fully paid and non-assessable and free from any and all (i) security interests created by or imposed upon the Company and (ii) taxes, liens and charges with respect to the issuance thereof, pursuant to Section 3.7 below. If at any time prior to the expiration of the Exercise Period the number and kind of authorized but unissued shares of the Company’s capital stock shall not be sufficient to permit exercise in full of the Warrants, the Company will promptly take such corporate action as may, in the opinion of its counsel, be reasonably necessary (including seeking stockholder approval, if required) to increase its authorized but unissued shares to such number of shares as shall be sufficient for such purposes. The Company agrees that its issuance of Warrants shall constitute full authority to its officers who are charged with the issuance of Warrant Exercise Shares to issue Warrant Exercise Shares upon the exercise of Warrants.
(c)The Company represents and warrants to the Holders that the issuance of the Warrants and the issuance of Common Shares upon exercise thereof in accordance with the terms hereof will not constitute a breach of, or a default under, any other material agreements to which the Company is a party on the date hereof.
Section 4.6.Fractional Shares. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to issue any fraction of a share of its capital stock in connection with the exercise of any Warrants, and in any case where a Holder of Warrants would, except for the provisions of this Section 3.6, be entitled under the terms thereof to receive a fraction of a share upon the exercise of such Warrants, the Company shall, upon the exercise of such Warrants, issue or cause to be issued only the largest whole number of Warrant Exercise Shares issuable upon such exercise (and such fraction of a share will be disregarded, and no Holder shall have any rights or be entitled to any payment with respect to such fraction of a share); provided that the number of whole Warrant Exercise Shares which shall be issuable upon the contemporaneous exercise of any Warrants shall be computed on the basis of the aggregate number of Warrant Exercise Shares issuable upon exercise of all such Warrants.
Section 4.7.Payment of Taxes. In connection with the issuance and exercise of any Warrants and the exchange or conversion of the Warrant Exercise Shares into the Company’s ADS program, the Company shall pay all expenses in connection with, and all transfer, registration, documentary, value added, stamp or similar taxes and other charges of any Governmental Authority that may be imposed with respect to, the issuance of the Warrants or the issuance or delivery of Warrant Exercise Shares upon such exercise by the Holders or the Comissário on behalf of the Holders and in connection with any exchange or conversion of the Warrant Exercise Shares into the Company’s ADS program by the Comissário on behalf of the Holders; provided, however, that the Company shall not be required to pay (i) any applicable withholding or income tax imposed by any Governmental Authority on the Holders or any other Person or (ii) any transfer, registration, documentary, value added, stamp or similar taxes and other charges imposed by any Governmental Authority on the issuance or delivery of the Warrant Exercise Shares to any Person other than the Holders or the Comissário on behalf of the Holders, and no such issuance or delivery shall be made to any Person other than the Holders or the Comissário on behalf of the Holders unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or other charge, or has established to the satisfaction of the Company that such tax or other charge has been paid. The Company shall not be required to pay any Brazilian income tax, including any withholding income tax, imposed on any capital gain or deemed gain (“capital gains taxes”) incurred by the Holders or the Comissário on behalf of the Holders in connection with any exchange or conversion of the Warrant Exercise Shares into the Company’s ADS program by the Comissário on behalf of the Holders. The Holders shall promptly provide the Company with all reasonably requested documentation and tax forms that, in the Company’s discretion, may reasonably assist the Company in any calculations, payments, reimbursements, claims, refunds, credits, or other determinations under this Section 3.7; provided that Holders shall not be required to furnish copies of its tax returns or related workpapers, or other documents that a Holder reasonably determines to be confidential.

ARTICLE V.

ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT
EXERCISE SHARES
In order to prevent dilution of the rights granted under the Warrants, the Exercise Price shall be subject to adjustment from time to time as provided in this Article IV, and the number of Common Shares issuable upon exercise of each Warrant shall be subject to adjustment from time to time as provided in this Article IV.
Section 5.1.Subdivision or Combination of Common Shares. In the event that the amount of outstanding Common Shares are increased or decreased by combination (by reverse stock split or reclassification) or subdivision (by any stock split or reclassification) of the Common Shares or any distribution by the Company of additional Common Shares to all holders of Common Shares (“Additional Common Shares”), then, on the effective date of such combination, subdivision or distribution, the number of Warrant Exercise Shares issuable on exercise of the Warrants shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in the outstanding Common Shares. Whenever the number of Warrant Exercise Shares purchasable upon the exercise of the Warrants is adjusted pursuant to this Section 4.1, the Exercise Price in United States dollars per Common Share shall be adjusted (to the nearest cent ($0.000001)) by multiplying such Exercise Price in United States dollars immediately prior to such adjustment by a fraction (a) the numerator of which shall be the number of Common Shares outstanding immediately prior to such combination, subdivision or distribution and (b) the denominator of which shall be the number of Common Shares outstanding immediately thereafter accordingly, but without changing the aggregate Exercise Price in United States dollars of USD$25 million.
Section 5.2.Distributions. If the Company at any time after the issuance of the Warrants but prior to the expiration of the Exercise Period fixes a record date for the making of a distribution to all holders of Common Shares of securities, evidences of indebtedness, assets, cash, rights or warrants (excluding issuance of Additional Common Shares referred to in Section 4.1), then, in each such case, the Exercise Price in United States dollars in effect prior to such record date shall be adjusted thereafter to the price determined by the following formula:
EP1 = EP0 x (CP0 - FV)/CP0
where
EP1    =    the Exercise Price in United States dollars in effect immediately following the application of the adjustments in this Section 4.2;
EP0    =    the Exercise Price in United States dollars in effect immediately prior to the application of the adjustments in this Section 4.2;
CP0    =    the Current Sale Price of the Common Shares on the last trading day preceding the first date on which the Common Shares trade regular way without the right to receive such distribution; and

FV    =    the amount, in USD$, of cash and/or the fair market value of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one Common Share, as reasonably determined in good faith by the Board of Directors.
ARTICLE VI.Such adjustment shall be made successively whenever such a record date is fixed (an “Adjustment Event”). In such Adjustment Event, the number of Warrant Exercise Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Warrant Exercise Shares issuable upon the exercise of each Warrant before such adjustment, and (2) the Exercise Price in United States dollars in effect immediately prior to the adjustment by (y) the new Exercise Price in United States dollars immediately following such adjustment.
In the event that such distribution is not so made, the Exercise Price in United States dollars and the number of Warrant Exercise Shares issuable upon exercise of the Warrants then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price in United States dollars that would then be in effect and the number of Warrant Exercise Shares that would then be issuable upon exercise of the Warrants if such record date had not been fixed.
Section 6.1.Pro Rata Repurchase Offer of Common Shares. If at any time after the issuance of the Warrants but prior to the expiration of the Exercise Period the Company consummates a Pro Rata Repurchase Offer of Common Shares, then the Exercise Price in United States dollars shall be reduced to the price determined by the following formula:
EP1 = EP0 x (OS0 x CP0 ) – AP
(OS0 – SP) x CP0
where
EP1    =    the Exercise Price in United States dollars in effect immediately following the application of the adjustments in this Section 4.3 (but in no event greater than EP0);
EP0    =    the Exercise Price in United States dollars in effect immediately prior to the application of the adjustments in this Section 4.3;
OS0    =    the number of Fully Diluted Common Shares outstanding immediately before consummation of such Pro Rata Repurchase Offer;
CP0    =    the Current Sale Price of a Common Share on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase Offer;
AP    =    the aggregate purchase price in USD$ (including the fair market value, as reasonably determined in good faith by the Board of Directors, of any non-cash consideration included therein) paid for the Common Shares in the Pro Rata Repurchase Offer; and
SP    =    the number of Common Shares so repurchased in the Pro Rata Repurchase Offer.
ARTICLE VII.In such event, the Warrant Exercise Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the Warrant Exercise Shares issuable upon the exercise of each Warrant before such adjustment, and (2) the Exercise Price in United States dollars in effect immediately prior to the adjustment by (y) the new Exercise Price in United States dollars immediately following such adjustment. For the avoidance of doubt, no increase to the Exercise Price in United States dollars or decrease in the Warrant Exercise Shares issuable upon exercise of the Warrants shall be made pursuant to this Section 4.3.
Section 7.1.Reorganization, Reclassification, Consolidation, Merger or Sale.
(a)In connection with any Change of Control prior to the expiration of the Exercise Period, the Holder(s) shall have the right to acquire and receive, upon exercise of such Warrants, such cash, stock, securities or other assets or property as would have been issued or payable in such Change of Control (if such Holder had exercised such Warrant immediately prior to such Change of Control) with respect to or in exchange, as applicable, for the number of Warrant Exercise Shares that would have been issued upon exercise of such Warrants, if such Warrants had been exercised immediately prior to the occurrence of such Change of Control. The Company shall not effect any Change of Control unless, prior to the consummation thereof, the surviving Person (if other than the Company) resulting from such Change of Control, shall assume, by written instrument substantially similar in form and substance to this Agreement in all material respects (including with respect to the provisions of Article IV), the obligation to deliver to the Holders such cash, stock, securities or other assets or property which, in accordance with the foregoing provision, the Holders shall be entitled to receive upon exercise of the Warrants.
(b)The Company shall, to the extent and as soon as reasonably practicable, provide the Holders with notice of a transaction that constitutes a Change of Control prior to the consummation thereof and shall provide reasonable detail of the material terms of such Change of Control to the extent then known to the Company.
Section 7.2.Notice of Adjustments. Whenever the number and/or kind of Warrant Exercise Shares or the Exercise Price is adjusted as herein provided, the Company shall prepare and deliver, or cause to be prepared and delivered, forthwith to the Holders a written statement setting forth the adjusted number and/or kind of shares issuable upon the exercise of Warrants and the Exercise Price of such shares after such adjustment, the facts requiring such adjustment and the computation by which adjustment was made. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

ARTICLE VIII.

TRANSFER AND EXCHANGE OF WARRANTS
Section 8.1.Registration of Transfers and Exchanges.
(a)No Warrants or Warrant Exercise Shares shall be sold, exchanged or otherwise Transferred (i) in violation of the Securities Act or state securities Laws or the Company’s articles of incorporation or (ii) to any Person other than a Permitted Transferee. Any Transfer or purported Transfer of any Warrants in violation of this Section 5.1(a) shall be void ab initio and of no effect. The Warrants may be transferred only privately, directly through the Bookkeeping Agent, in accordance with applicable Law and this Agreement.
(b)The Warrants are subject to private placement, without any public offering efforts or intermediation by financial institutions that are part of the distribution system, and therefore are not subject to Article 19 of Law 6,385/1976, CVM Resolution 160/2022, or CVM Resolution 161/2022.
Section 8.2.American Warrants. The only equity securities in the Company being offered, issued and/or sold to American in connection with, substantially concurrently with, or prior to completion of, the ERO or otherwise in connection with the Plan of Reorganization are the American Warrants pursuant to that certain Amended and Restated Equity Investment Agreement and that certain Warrant Agreement, each dated of as February 17, 2026. For the avoidance of doubt, such agreements may not be amended in order to increase the number of equity securities of the Company issuable thereunder without the prior written consent of the Holders.
ARTICLE IX.

OTHER PROVISIONS RELATING TO RIGHTS OF HOLDERS OF WARRANTS
Section 9.1.No Rights or Liability as Stockholder. Nothing contained herein shall be construed as conferring upon any Holder or his, her or its transferees the right to vote or to receive dividends or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or of any other matter, or any rights whatsoever as stockholders of the Company. The vote or consent of any Holder shall not be required with respect to any action or proceeding of the Company and no Holder shall have any right not expressly conferred hereunder or under, or by applicable Law with respect to, the Warrants held by such Holder. No Holder, by reason of the ownership or possession of a Warrant, shall have any right to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Shares prior to, or for which the relevant record date preceded, the date of the exercise of such Warrant. No provision thereof and no mere enumeration therein of the rights or privileges of the Holders shall give rise to any liability of such Holder for the Exercise Price hereunder or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company. For the avoidance of doubt, no Holder shall receive any additional governance rights in respect of any investment made hereunder.
Section 9.2.Notice to Holders. The Company shall give notice to Holders by regular mail, if at any time prior to the expiration or exercise in full of the Warrants, any of the following events shall occur:

(a)the payment of any dividend payable in any securities upon Common Shares or the making of any distribution (other than a regular quarterly cash dividend) to all holders of Common Shares;
(b)the issuance to all holders of Common Shares of any additional Common Shares or of rights, options or warrants to subscribe for or purchase Common Shares or of any other subscription rights, options or warrants;
(c)a Pro Rata Repurchase Offer;
(d)a Change of Control;
(e)a dissolution, liquidation or winding up of the Company; or
(f)any the occurrence of any other event that would result in an adjustment to the Exercise Price or the number of Warrant Exercise Shares issuable upon exercise of the Warrants under Article IV.
Such giving of notice shall be initiated at least ten (10) days prior to the date fixed as the record date or the date of closing of the Company’s stock transfer books for the determination of the stockholders entitled to such dividend, distribution or subscription rights, or of the stockholders entitled to vote on such Change of Control, dissolution, liquidation or winding up or the proposed effective date of a Pro Rata Repurchase Offer or any other event that would result in an adjustment to the Exercise Price or the number of Warrant Exercise Shares issuable upon exercise of the Warrants under Article IV. Such notice shall specify such record date or the date of closing the stock transfer books or proposed effective date, as the case may be. Failure to provide such notice shall not affect the validity of any action taken. For the avoidance of doubt, no such notice (or the failure to provide it to the Holders) shall supersede or limit any adjustment called for by Article IV by reason of any event as to which notice is required by this Section.
ARTICLE X.

MISCELLANEOUS PROVISIONS
Section 10.1.Binding Effects; Benefits. This Agreement shall inure to the benefit of and shall be binding upon the Company, and the Holders and their respective heirs, legal representatives, successors and assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the Company, and the Holders, or their respective heirs, legal representatives, successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
Section 10.2.Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic facsimile (with confirmation) or electronic mail (upon transmission), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as may be specified by like notice):
if to the Company, to:

Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil
Fax:    +55 11 4134-9890
Attn:    Raphael Linares Felipe
    Edson Massuda Sugimoto
Email:    raphael.linares@voeazul.com.br
    edson.massuda@voeazul.com.br
with copies (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn:    Timothy Graulich
    Jarret Erickson
    Richard J. Steinberg
    Benjamin Weissler
Email:    timothy.graulich@davispolk.com
    jarret.erickson@davispolk.com
    richard.steinberg@davispolk.com
    benjamin.weissler@davispolk.com
if to United, to:
United Airlines, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
Attn:     Corporate Secretary
Email:     CSOffice@united.com

with copies (which shall not constitute notice) to:
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Attn:     Kathryn A. Coleman
Javad Husain
Jeffrey S. Margolin
Email:     katie.coleman@hugheshubbard.com
javad.husain@hugheshubbard.com
jeff.margolin@hugheshubbard.com

if to the Additional Investment Parties, to:
Cleary Gottlieb Steen & Hamilton

One Liberty Plaza
New York, NY 10006
Attn:    Richard J. Cooper
            Thomas S. Kessler
            Carina S. Wallance
Email: rcooper@cgsh.com
            tkessler@cgsh.com
            cwallance@cgsh.com

and
Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Alameda Joaquim Eugênio de Lima, 447
Bela Vista, São Paulo – SP, 01403-001
Attn:    Marina Anselmo Schneider
            Marcelo Sampaio Góes Ricupero
Email: marina.anselmo@mattosfilho.com.br
            mricupero@mattosfilho.com.br

If to any other Holders, at their addresses as they appear in the on the books of the Company or the Bookkeeping Agent, as applicable, and, if different, at the addresses appearing in the records of the transfer agent or registrar for the Common Shares.

Section 10.3.Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the Holders, any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto, their successors and assigns and the Holders.
Section 10.4.Examination of this Agreement. A copy of this Agreement, and of the entries in the books of the Company or the Bookkeeping Agent, as applicable, relating to such Holder’s Warrants, shall be available at all reasonable times at an office designated for such purpose by the Company, for examination by the Holder of any Warrant.
Section 10.5.Counterparts. This Agreement may be executed in any number of original or facsimile or electronic PDF counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
Section 10.6.Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation hereof.
Section 10.7.Amendments.
(a)Subject to Section 7.7(b) below, this Agreement may not be amended or modified except in writing signed by the Company and the applicable Holder(s).

(b)The Company may from time to time supplement or amend this Agreement or the Warrants, as follows:
(i)in order to cure any ambiguity, manifest error or other mistake in this Agreement or the Warrants, or to correct or supplement any provision contained herein or in the Warrants that may be defective or inconsistent with any other provision herein or in the Warrants, or to make any other provisions in regard to matters or questions arising hereunder that the Company may deem necessary or desirable and that shall not adversely affect, or materially alter or change the interests of, the Holders, or
(ii)with the prior written consent of the Requisite Holders; provided, however, that the consent of each Holder adversely affected thereby shall be required for any amendment that (i) reduces the term of the Warrants (or otherwise modifies any provisions pursuant to which the Warrants may be terminated or cancelled), (ii) increases the Exercise Price and/or decreases the number of Warrant Exercise Shares (or, as applicable, the amount of such other securities and/or assets) deliverable upon exercise of the Warrants, other than such increases and/or decreases that are made pursuant to Article IV or (iii) modifies, in a manner adverse to the Holders generally, the material anti-dilution provisions set forth in Article IV or otherwise materially and adversely modifies the rights of the Holders hereunder.
(c)Any amendment, modification or waiver effected pursuant to and in accordance with the provisions of this Section 7.7 shall be binding upon all Holders and upon each future Holder and the Company. In the event of any amendment, modification or waiver, the Company shall give prompt notice thereof to all Holders. Any failure of the Company to give such notice or any defect therein shall not, however, in any way impair or affect the validity of any such amendment.
Section 10.8.No Inconsistent Agreements; No Impairment. The Company shall not, on or after the date hereof, enter into any agreement which conflicts with the rights granted to the Holders in this Agreement. The Company represents and warrants to the Holders that the rights granted hereunder do not in any way conflict with the rights granted to any other persons under any other agreements. The Company shall not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder, but will at all times in good faith assist in the carrying out of all the provisions of the Warrants and in the taking of all such action as may be necessary in order to preserve the exercise rights of the Holders against impairment.
Section 10.9.Integration/Entire Agreement. This Agreement are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Company and the Holders. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the Warrants. This Agreement supersedes all prior agreements and understandings between the parties with respect to the Warrants.
Section 10.10.Governing Law, Etc. Except with respect to matters required to be governed by the laws of Brazil, this Agreement shall be governed by and construed in accordance with the laws of the State of New York . Each party hereto consents and submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and of the U.S. federal courts located in the Southern District of New York in connection with any action or proceeding brought against it that arises out of or in connection with, that is based upon, or that relates to this Agreement or the transactions contemplated hereby. In connection with any such action or proceeding in any such court, each party hereto hereby waives personal service of any summons, complaint or other process and hereby agrees that service thereof may be made in accordance with the procedures for giving notice set forth in Section 7.2 hereof. Each party hereto hereby waives any objection to jurisdiction or venue in any such court in any such action or proceeding and agrees not to assert any defense based on forum non conveniens or lack of jurisdiction or venue in any such court in any such action or proceeding.
Section 10.11.Termination. This Agreement will terminate on the earlier of (i) such date when all Warrants have been exercised with respect to all shares subject thereto and all such shares delivered to the Holders according to the terms herein or (ii) the expiration of the Exercise Period.
Section 10.12.Waiver of Trial by Jury. Each party hereto, including each Holder by its receipt of a Warrant, hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement and the transactions contemplated hereby.
Section 10.13.Remedies. The Company hereby agrees that, in the event that it violates any provisions of the Warrants (including, in the case of the Company, the obligation to deliver Common Shares upon the exercise thereof), the remedies at law available to the Holders of such Warrants may be inadequate. In such event, the Requisite Holders and, other than in the event the Company fails to deliver Warrant Exercise Shares upon a Holder’s exercise of its Warrants (which shall not require the consent of the Requisite Holders), with the prior written consent of the Requisite Holders, the Holders of such Warrants, shall have the right, in addition to all other rights and remedies any of them may have, to specific performance and/or injunctive or other equitable relief to enforce the provisions of this Agreement and the Warrants.
Section 10.14.Costs of Enforcement. The Company shall reimburse the Holders for their reasonable and documented costs and expenses (including reasonable attorneys’ fees and expenses) incurred in enforcing any rights or remedies under this Agreement, whether in court, arbitration, or otherwise, including in connection with any appeal or judgment enforcement.
Section 10.15.Severability. In the event that any one or more of the provisions contained in this Agreement, or the application thereof in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provisions in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.
Section 10.16.
[Signature Page Follows]

ARTICLE XI.IN WITNESS WHEREOF, this Agreement has been duly executed by the undersigned parties hereto as of the date first above written.
AZUL S.A.

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Chief Executive Officer

UNITED AIRLINES, INC.

By:	/s/ Michael Leskinen
Name: Michael Leskinen
Title: Executive Vice President and Chief Financial Officer

[***]

SCHEDULE 1
Form of Warrants

EXHIBIT A
Schedule of Holders, Warrants and Common Shares